NOVA GAS TRANSMISSION LTD.

ANNUAL FILING OF REPORTING ISSUER

for the year ended December 31, 2002

April 24, 2003

NOVA Gas Transmission Ltd.

THE CORPORATION

NOVA Gas Transmission Ltd. (“NOVA Gas Transmission” or the “Corporation”) is a major Canadian natural gas transmission corporation headquartered in Calgary, Alberta.  NOVA Gas Transmission was formerly known as NOVA Corporation of Alberta.  NOVA Gas Transmission owns and operates an Alberta-based regulated pipeline business for the transportation of natural gas.

Effective July 2, 1998, TransCanada PipeLines Limited (“TransCanada”) entered into a business combination with NOVA Corporation (now NOVA Chemicals Corporation (“NOVA”)).  Under the terms of a Plan of Arrangement dated January 24, 1998 (the “Arrangement”), the companies merged and then split off the commodity chemicals business carried on by NOVA into a separate public company effective July 2, 1998.  As a result of the Arrangement, NOVA Gas Transmission became an indirect wholly owned subsidiary of TransCanada and as a result of a subsequent internal corporate re-organization in August, 1999, NOVA Gas Transmission is now a direct wholly-owned subsidiary.

JURISDICTION OF INCORPORATION

NOVA Gas Transmission was incorporated under the laws of the Province of Alberta, Canada.

FINANCIAL YEAR END

The financial year end of NOVA Gas Transmission is December 31.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

NOVA Gas Transmission has authorized an unlimited number of New Common Shares, an unlimited number of New Senior Preferred Shares, an Unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares and an unlimited number of Senior Preferred Shares.  As at April 24, 2003, there were issued and outstanding 100,004 New Common Shares and 100,002 New Senior Preferred Shares.

The holders of the New Common Shares and the New Senior Preferred Shares are entitled to attend and vote at all meetings of shareholders.  Holders of all other preferred shares in any class or series, if any, are not entitled to vote except in exceptional circumstances. TransCanada owns all issued and outstanding shares of the Corporation.

NOVA Gas Transmission may not be continued outside of Alberta and into any other jurisdiction.  NOVA Gas Transmission may not, without the approval of the Alberta Energy and Utilities Board (“EUB”), sell, lease, mortgage or otherwise dispose of or encumber any of its property, franchise, privileges or rights unless it is in the ordinary course of business.  Additionally, unless authorized by the EUB, NOVA Gas Transmission may not sell or permit the transfer of any New Common Shares to a corporation, however incorporated, if the sale or transfer would result in the vesting in that corporation of more than 50 per cent of the outstanding capital stock of NOVA Gas Transmission.  Under the Gas Utilities Act (Alberta), NOVA Gas Transmission may not issue any shares or evidences of indebtedness payable in more than one year, without an order of the EUB.  The EUB has granted an order dated June 17, 1996, which has been amended November 5, 1998 and June 7, 1999, which permits NOVA Gas Transmission to issue its common shares to TransCanada for cash, issue debt securities, and enter into credit facilities, provided that in each instance, such activities are for the purposes of funding capital expenditures for the Corporation’s Alberta pipeline system, financing working capital or other general corporate purposes, or managing the equity component of NOVA Gas Transmission’s capital structure in accordance with direction from the EUB.  This order remains in effect until revoked by the EUB.

Restrictions on NOVA Gas Transmission’s ability to declare and pay dividends on its New Common Shares are contained in certain of the Corporation’s debt instruments.  NOVA Gas Transmission does not view any of these restrictions as currently imposing any material restriction on its ability to declare and pay dividends on its New Common Shares.

MANAGEMENT OF NOVA GAS TRANSMISSION

The following table and associated notes set forth, in alphabetical order, the names of each director and officer of NOVA Gas Transmission at April 24, 2003, their municipalities of residence, their respective principal occupations within the past five years and, where applicable, the period during which each director has served as director of NOVA Gas Transmission and when each director’s term of office expires.

Name and Municipality of Residence	Period during which a director of NOVA Gas Transmission(1)	Present principal occupation (including all positions currently held with NOVA Gas Transmission)(2)

Directors(2):

BELLSTEDT, Albrecht W. A. Calgary, Alberta	Since March 31, 1999	Executive Vice-President, Law and General Counsel, TransCanada and Executive Vice-President, NOVA Gas Transmission

GIRLING, Russell K. Calgary, Alberta	Since August 1, 1999	Executive Vice-President, Corporate Development and Chief Financial Officer, TransCanada and Executive Vice-President and Chief Financial Officer, NOVA Gas Transmission

KVISLE, Harold N. Calgary, Alberta	Since December 12, 2000	President and Chief Executive Officer, TransCanada and Chief Executive Officer, NOVA Gas Transmission

MCCONAGHY, Dennis J. Calgary, Alberta	Since December 31, 2001	Executive Vice-President, Gas Development, TransCanada and Executive Vice-President, NOVA Gas Transmission

TURNER, Ronald J. Calgary, Alberta	Since October 22, 1999	Executive Vice-President, Gas Transmission, TransCanada and President, NOVA Gas Transmission

Officers:

BELLSTEDT, Albrecht W. A. Calgary, Alberta		Executive Vice-President, Law And General Counsel, TransCanada and Executive Vice-President, NOVA Gas Transmission

COOK , Ronald L.		Vice-President, Taxation, TransCanada and Vice-President, Taxation, NOVA Gas Transmission

FELDMAN, Max Calgary, Alberta	Senior Vice-President, Customer Sales and Service, Operations And Engineering Division, TransCanada and Senior Vice-President, Customer Sales and Service, NOVA Gas Transmission

GIRLING, Russell K. Calgary, Alberta	Executive Vice-President, Corporate Development and Chief Financial Officer, TransCanada and Executive Vice-President and Chief Financial Officer, NOVA Gas Transmission

GRANT, Rhondda E.S. Calgary, Alberta	Vice-President and Corporate Secretary, TransCanada and Vice-President and Corporate Secretary, NOVA Gas Transmission

KVISLE, Harold N. Calgary, Alberta	President and Chief Executive Officer, TransCanada and Chief Executive Officer, NOVA Gas Transmission

McCONAGHY, Brian J. Calgary, Alberta	Vice-President, Health, Safety And Environment, Operations And Engineering Division, TransCanada and Vice-President, Health, Safety and Environment, NOVA Gas Transmission

MCCONAGHY, Dennis J. Calgary, Alberta	Executive Vice-President, Gas Development, TransCanada and Executive Vice-President, NOVA Gas Transmission

Officers:

POURBAIX, Alexander J.	Executive Vice-President, Power, TransCanada and Executive Vice-President, NOVA Gas Transmission

POCHMURSKY, Alexander J. Calgary, Alberta	Vice-President, Procurement and Shared Services, Operations and Engineering Division, TransCanada and Vice-President, Procurement, NOVA Gas Transmission

RAISS, Sarah E.	Executive Vice-President, Corporate Services, TransCanada and Executive Vice-President, NOVA Gas Transmission

SAMUEL, Murray J. Calgary, Alberta	Vice-President, Law, Operations and Engineering, Corporate Services Division, TransCanada and Vice-President, Operations and Engineering, Law, NOVA Gas Transmission

SCHOCK, Steven C. Calgary, Alberta	Senior Vice-President, Engineering and Technical Services, Operations and Engineering Division, TransCanada and Senior Vice-President, Engineering and Technical Services, NOVA Gas Transmission

TURNER, Ronald J. Calgary, Alberta	Executive Vice President, Gas Transmission, TransCanada and President, NOVA Gas Transmission

WISHART, Donald M. Calgary, Alberta	Executive Vice-President, Operations and Engineering, TransCanada and Executive Vice-President, Operations and Engineering, NOVA Gas Transmission

Notes:

(1)               The directors of the Corporation are elected annually for a term of one year. Officers are appointed by the Board of  Directors of NOVA Gas Transmission and serve at the discretion of the Board of Directors.

(2)               No Director or Officer has any interest in the voting securities of NOVA Gas Transmission.

(3)               Information provided with respect to the principal occupation of each director is based on information furnished to NOVA Gas Transmission by such director. All of the above directors and officers have held their present principal occupations or held executive positions with the same or associated firms for the past five years, except as indicated as follows:

A.W.A. Bellstedt

Prior to June 2000, Senior Vice-President, Law and General Counsel, TransCanada.  Prior to April 2000, Senior Vice-President, Law and Administration, TransCanada. Prior to August 1999, Senior Vice-President, Law and Chief Compliance Officer, TransCanada.  Prior to February 1999, Partner of Fraser Milner, a law firm, and prior to October 1998, Partner of Milner Fenerty, a predecessor law firm to Fraser Milner.

R.L. Cook	Prior to April 2002, Director of Taxation, TransCanada.

M. Feldman

Prior to June 2000, Senior Vice-President, Customer, Sales and Service, Transmission Division, TransCanada. Prior to September 1999, Vice-President, Customer Service, TransCanada Energy Transmission Ltd.

R.K. Girling

Prior to March 15, 2003, Executive Vice-President and Chief Financial Officer, TransCanada. Prior to June 2000, Senior Vice-President and Chief Financial Officer, TransCanada. Prior to September 1999, Vice-President, Finance, TransCanada. Prior to January 1999, Executive Vice-President, Power (TransCanada Energy). Prior to July 1998, Senior Vice-President, North American Power (TransCanada Energy).

R. E. S. Grant

Prior to September 1999, Corporate Secretary and Associate General Counsel, Corporate, TransCanada. Prior to July 1998, Corporate Secretary and Associate General Counsel, Corporate, NOVA Corporation (energy services and commodity chemicals).

Harold N. Kvisle

Prior to May 2001, Executive Vice-President, Trading and Business Development, TransCanada. Prior to June 2000, Senior Vice-President, Trading and Business Development, TransCanada. Prior to April 2000, Senior Vice-President and President, Energy Operations, TransCanada. Prior to September 1999, President, Fletcher Challenge Energy Canada (oil and gas).

B.J. McConaghy	Prior to June 2000, Director Operations, TransCanada International. Prior to December 1999, General Manager GasAndes, TransCanada International.

D.J. McConaghy

Prior to May 2001, Senior Vice-President, Business Development, TransCanada. Prior to October 2000, Senior Vice-President, Midstream/Divestments, TransCanada. Prior to June 2000, Vice-President, Corporate Strategy and Planning, TransCanada. Prior to July 1998, Vice-President, Strategy and Corporate Development, NOVA Corporation (energy services and commodity chemicals).

A.J. Pochmursky	Prior to January 2001, Vice-President, Procurement, TransCanada. Prior to May 2000, Vice-President, E-Business, TransCanada. Prior to August 1999, Director, Customer Service Innovation, TransCanada.

A.J. Pourbaix

Prior to March 15, 2003, Executive Vice-President, Power Development. Prior to May 2001, Senior Vice-President, Power Ventures, TransCanada. Prior to June 2000, Executive Vice-President, TransCanada Energy Ltd. Prior to September 1999, Senior Vice-President Corporate Development, TransCanada Energy Ltd. Prior thereto Vice-President, Corporate Development, TransCanada Energy Ltd.

S.E. Raiss

Prior to January 2002, Executive Vice President, Human Resources and Public Sector Relations.  Prior to June 2000, Senior Vice-President, Human Resources and Public Sector Relations.  Prior to February 2000, Senior Vice-President, Human Resources.  Prior to March 1999, President of SE Raiss Group, Inc. (organizational consulting).

M.J. Samuel	Prior to August 2001, Associate General Counsel, Gas Marketing, TransCanada Energy Ltd.

S.C. Schock

Prior to June 2000, Senior Vice-President, Engineering, Transmission Division, TransCanada. Prior to December 1999, Vice-President, Technology for Enbridge International Inc. (pipeline and energy company).

R.J. Turner

Prior to March 15, 2003, Executive Vice-President, Operations and Engineering, TransCanada. Prior to December 2000, Senior Vice-President and President, TransCanada International.  Prior to September 1999, Senior Vice-President and President, Transmission West, TransCanada. Prior to July 1998, Vice-President Value Process West, NOVA Chemicals Ltd. (commodity chemicals) and Executive Vice-President, NOVA Gas Transmission.

D.M. Wishart

Prior to March 15, 2003, Senior Vice-President, Field Operations, Operations and Engineering Division, TransCanada. Prior to June 2000, Senior Vice-President, Operations, Transmission Division, TransCanada. Prior to September 1999, Senior Vice-President, TCI Project Development, TransCanada International.  Prior to June 1998 Senior Vice-President, Project Development, TransCanada International Ltd.

None of NOVA Gas Transmission’s directors or officers beneficially owns, directly or indirectly, or exercises control over, any voting securities of NOVA Gas Transmission or its subsidiaries.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors of NOVA Gas Transmission does not have an executive committee and the Corporation is not required to have an audit committee.

COMPENSATION OF OFFICERS

Compensation of Officers

Summary Compensation Table

The following table provides a summary of the remuneration earned by the President and Chief Executive Officer and the four other most highly compensated policy-making executive officers of NOVA Gas Transmission Ltd. serving at December 31, 2003, (collectively, the “Named Executive Officers”) for services rendered in all capacities during the financial years ended December 31, 2002, 2001 and 2000. Such named executive officers are paid by TransCanada and their compensation is determined by the Board of Directors of TransCanada in the case of the President and Chief Executive Officer and by the Human Resources Committee of TransCanada’s Board of Directors for the others. As a result the information contained under this heading is extracted from TransCanada’s Management Proxy Circular dated February 25, 2003.  Specific aspects of this compensation are described in the following tables.

Name and Principal Position of the Named Executive Officers					Long-Term Compensation
					Awards		Payouts
	Annual Compensation				Securities Under Options Granted(3) (#)		LTIP Payouts ($)	All Other Compensation(4) ($)
	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation(2) ($)
H.N. Kvisle President and Chief Executive Officer	2002	726,252	1,000,000	93,230	200,000		0	1,095,000
	2001	627,091	959,000	32,999	250,000	(5)	0	0
	2000	450,006	910,000	23,694	42,500		0	0

R.K. Girling Executive Vice-President and Chief Financial Officer	2002	420,003	480,000	26,904	80,000		0	444,575
	2001	395,001	440,000	26,812	65,000		0	6,561
	2000	355,005	750,000	53,602	45,000		0	6,549

A.J. Pourbaix Executive Vice-President, Power Development	2002	322,500	480,000	14,790	80,000		0	444,575
	2001	290,001	440,000	13,487	65,000		0	0
	2000	232,506	460,000	19,291	35,000		0	0

R.J. Turner Executive Vice-President, Operations and Engineering	2002	436,254	340,000	41,420	60,000		0	328,500
	2001	412,503	340,000	45,453	50,000		0	0
	2000	309,660	670,000	34,173	42,500		0	0

D.J. McConaghy Executive Vice-President, Gas Development	2002	322,500	310,000	56,043	60,000		0	328,500
	2001	265,000	260,000	34,970	45,000		0	0
	2000	219,082	373,900	11,633	35,000		0	0

Notes:

(1)                               Amounts referred to in this table as “Bonus” are paid pursuant to TransCanada’s Incentive Compensation Program. See “Report on Executive Compensation — Short-Term Incentive Compensation”. A one time special performance incentive bonus is included in the bonus total for the year 2000.

(2)                               Perquisites and other personal benefits do not, in the aggregate, exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers. The amounts in this column include the value of salary paid in lieu of vacation and TransCanada’s contributions under the TransCanada Employee Stock Savings Plan. See “Report on Executive Compensation — TransCanada Employee Stock Savings Plan”. The amounts in this column also include amounts paid to the Named Executive Officers by subsidiaries and affiliates of TransCanada (including directors’ fees paid by affiliates and amounts paid for serving on management committees of partnerships in which TransCanada holds an interest).

(3)                               The amounts in this column reflect the number of stock options granted under the TransCanada Stock Option Plan to each of the Named Executive Officers in each of the years referred to. A similar number of performance units were granted in 2002, 2001 and 2000 under the TransCanada Performance Unit Plan. See “Report on Executive Compensation — TransCanada Performance Unit Plan”. For the most recent year, the stock option grant was approved in February 2003 and is attributable to the Named Executive Officer’s 2002 and expected future contributions; no corresponding performance units were granted. Options granted for the 2001 and 2000 calendar years are described in TransCanada’s Management Proxy Circular dated February 26, 2002 and February 27, 2001, respectively. The TransCanada Stock Option Plan is described under “Report on Executive Compensation — TransCanada Stock Option Plan”.

(4)                               The amounts in this column reflect the dollar value of units granted under the TransCanada ESU Plan to each of the Named Executive Officers determined by multiplying the number of share units awarded by $21.90, being the closing market price of the TransCanada Common Shares on the date of the grant. Each unit will accrue a value determined on the basis of reinvested dividends (additional units are granted equal to the amount of reinvested dividends). The initial grant of units under the TransCanada ESU Plan was approved in February 2003. Vesting of any or all of these units is performance based. See “Report on Executive Compensation — TransCanada ESU Plan.” The amounts in this column also include amounts contributed by TransCanada to the Named Executive Officer under the Defined Contribution Pension Plan. See “Pension and Retirement Benefits”.

(5)                               Mr. Kvisle was appointed President and Chief Executive Officer of TransCanada on May 1, 2001 and received a grant of 100,000 stock options upon appointment.

Long-term Incentive Plans

TransCanada ESU Plan Awards in 2003

The following table sets forth the TransCanada ESU Plan grants awarded to the Named Executive Officers on February 24, 2003 by the Human Resources Committee of the Board. See “Report on Executive Compensation — TransCanada ESU Plan” for information with respect to this plan.

			Estimated Future Payouts Under Non-Securities Price-Based Plans(1)
Name	Units (#)	Period until Maturation	Threshold(2) (#)	Target(3) (#)	Maximum(4) (#)
H.N. Kvisle	50,000	December 31, 2005	25,000	50,000	50,000
R.K. Girling	20,000	December 31, 2005	10,000	20,000	20,000
A.J. Pourbaix	20,000	December 31, 2005	10,000	20,000	20,000
R.J. Turner	15,000	December 31, 2005	7,500	15,000	15,000
D.J. McConaghy	15,000	December 31, 2005	7,500	15,000	15,000

Notes:

(1)                               TransCanada ESU Plan awards and the eventual vesting thereof are linked to TransCanada’s performance measures. Targets and thresholds are set for the measures and considered in aggregate and at the discretion of TransCanada’s Human Resources Committee.

(2)                               If the Threshold is not met, the amount payable is zero.

(3)                               If the Threshold is met but Target is not achieved, the units payable remain at the discretion of TransCanada’s Human Resources Committee.

(4)                               The number of units is increased by a value determined on the basis of reinvested dividends (additional units are granted equal to the amount of reinvested dividends). The maximum amount is only payable if the Target is achieved.

TransCanada Performance Unit Plan Accruals in 2002

The following table sets forth information regarding TransCanada Performance Unit Plan awards made to the Named Executive Officers. Effective December 31, 2002 no further awards will be made under the TransCanada Performance Unit Plan. See “Report on Executive Compensation — TransCanada Performance Unit Plan” for information with respect to this plan.

			Estimated Future Payouts Under Non-Securities Price-Based Plans(3)
Name	Unit(1) (#)	Period until Maturation(2)	Threshold ($ or #)	Target ($ or #)	Maximum ($)
H.N. Kvisle	150,000	February 25, 2012	N/A	N/A	146,250
	100,000	March 20, 2001	N/A	N/A	187,500
	42,500	February 27, 2011	N/A	N/A	79,688
	55,000	February 28, 2010	N/A	N/A	151,525
	50,000	February 1, 2010	N/A	N/A	137,750
	90,000	September1, 2009	N/A	N/A	247,950

R.K. Girling	65,000	February 25, 2012	N/A	N/A	63,375
	45,000	February 27, 2011	N/A	N/A	84,375
	45,000	February 28, 2010	N/A	N/A	123,975
	50,000	February 1, 2010	N/A	N/A	137,750
	20,000	July 29, 2009	N/A	N/A	55,100
	25,000	March 1, 2009	N/A	N/A	68,875
	25,000	December 3, 2008	N/A	N/A	68,875
	25,162	December 9, 2007	N/A	N/A	99,767

A.J. Pourbaix	65,000	February 25, 2012	N/A	N/A	63,375
	35,000	February 27, 2011	N/A	N/A	65,625
	20,000	February 28, 2010	N/A	N/A	55,100
	20,000	February 1, 2010	N/A	N/A	55,100
	20,000	March 1, 2009	N/A	N/A	55,100
	17,500	December3, 2008	N/A	N/A	48,213

R.J. Turner	50,000	February 25, 2012	N/A	N/A	48,750
	42,500	February 27, 2011	N/A	N/A	79,688
	35,000	February 28, 2010	N/A	N/A	96,425
	50,000	February 1, 2010	N/A	N/A	137,750
	20,000	July 29, 2009	N/A	N/A	55,100
	40,000	March 1, 2009	N/A	N/A	110,200

D.J. McConaghy	45,000	February 25, 2012	N/A	N/A	43,875
	35,000	February 27, 2011	N/A	N/A	65,625
	20,000	February 28, 2010	N/A	N/A	55,100
	20,000	February 1, 2010	N/A	N/A	55,100
	17,500	March 1, 2009	N/A	N/A	48,213

Notes:

(1)                               As no further awards will be made under this plan, it will be phased out over the 10-year life of the outstanding units.

(2)                               The exercise period for all units commences upon vesting, which is the third anniversary of the award date and expires on the tenth anniversary of the award date, with the exception of the performance units maturing on February 1, 2010 granted under a one time special performance incentive program, which vested on February 22, 2002. See “Report on Executive Compensation — TransCanada Performance Unit Plan”.

(3)                               The TransCanada Human Resources Committee of the Board determined in February 2003 that $0.975 will accrue for 2002 in respect of the awards made from 1995 to 2002, which awards are referred to beginning at the first line for each Named Executive Officer. The amounts referred to herein may never be received by the Named Executive Officers. See “Report on Executive Compensation — TransCanada Performance Unit Plan”.

Options Granted During 2002

The following table sets forth the TransCanada Stock Options under the TransCanada Stock Option Plan earned and awarded to each of the Corporation’s Named Executive Officers for 2002 and for their expected future contributions. See “Report on Executive Compensation — TransCanada Stock Option Plan” for information with respect to this plan. Options granted in 2002 and attributable to the executive’s performance during the 2001 calendar year are reported in TransCanada’s Management Proxy Circular dated February 26, 2002 and in this Proxy Circular under “Compensation of Officers — Summary Compensation Table”.

Name	Number of Common Shares Under Options Granted(1)	% of Total Options Granted to Employees in 2002	Exercise Price ($/common share)(2)	Market Value of Common Shares Underlying Options on the Date of Grant ($/common share)	Expiration Date
H.N. Kvisle	200,000	13.69	22.33	21.90	February 24, 2010
R.K. Girling	80,000	5.47	22.33	21.90	February 24, 2010
A.J. Pourbaix	80,000	5.47	22.33	21.90	February 24, 2010
R.J. Turner	60,000	4.11	22.33	21.90	February 24, 2010
D.J. McConaghy	60,000	4.11	22.33	21.90	February 24, 2010

Notes:

(1)                               Annual option grants under the TransCanada Stock Option Plan awarded to the Named Executive Officers in relation to the 2002 calendar year and expected future contributions were approved by the Human Resources Committee of the Board on February 24, 2003 and are reflected in this Proxy Circular. These options vest and are exercisable as to 33 1/3% on each anniversary of the date of grant for a period of three years.

(2)                               The exercise price is equal to the higher of the closing price of TransCanada Common Shares on the date of the grant and the weighted average closing price of TransCanada Common Shares on the TSX during the five trading days immediately prior to the date of the grant of the options.

Aggregate Option Exercises During 2002 and 2002 Year-End Option Values

The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended December 31, 2002, the aggregate value realized upon exercise, the total number of unexercised options, if any, held at February 25, 2003 and the value of unexercised “in-the-money” options at December 31, 2002. The total number of unexercised options shown in the table includes option grants for 2002 which were approved by the Human Resources Committee of the Board on February 24, 2003. The value of unexercised “in-the-money” options at the financial year end is the difference between the exercise price and the closing price of $22.92 per share of TransCanada Common Shares on the TSX on December 31, 2002. The underlying options have not been and will not necessarily be exercised and the actual gains, if any, on exercise will depend on the value of TransCanada Common Shares on the date of exercise.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at February 25, 2003 (#)		Value of Unexercised in-the- Money Options at December 31, 2002 ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
H.N. Kvisle	0	0	327,500	360,000	1,546,826	630,199
R.K. Girling	0	0	233,912	146,250	1,269,676	328,124
A.J. Pourbaix	20,000	223,400	102,500	135,000	351,513	223,012
R.J. Turner	3,581	19,427	202,850	115,000	1,253,357	272,999
D.J. McConaghy	0	0	139,874	105,000	749,143	200,662

Pension and Retirement Benefits

The Named Executive Officers participate in TransCanada’s Registered Pension Plan and the Executive Supplemental Pension Plan which are both non-contributory pension plans. Until January 1, 2003, the Registered Pension Plan provided three benefit options, a defined benefit, defined contribution and, for some members, a combination option (defined benefit and defined contribution). The combination option of the Registered Pension Plan was closed to new members effective October 1, 2001. As of January 1, 2003, subject to regulatory approval, TransCanada only offers one choice under the Registered Pension Plan, a Defined Benefit Plan. Credited service and benefits of all previous defined contribution participants are recognized in the Defined Benefit Plan as if such participant had always participated in the Defined Benefit Plan. The Executive Supplemental Pension Plan, which is described below, is a defined benefit plan.

The Defined Benefit Plan of the Registered Pension Plan, under which the annual pension plan benefits are integrated with Canada Pension Plan benefits, and are based on: 1.25% of a person’s highest average pensionable earnings up to the Final Average Year’s Maximum Pensionable Earnings; plus 1.75% of a person’s highest average pensionable earnings in excess of the Final Average Year’s Maximum Pensionable Earnings; multiplied by the total number of years credited in the Registered Pension Plan (“Credited Pensionable Service”). Pensionable earnings include base salary and targeted Incentive Compensation payments for the Named Executive Officers and other officers and actual Incentive Compensation payments to the targeted percentage for other employees. Highest average pensionable earnings are defined as the average annual pensionable earnings during the 36 consecutive months when earnings were highest in the last 15 years prior to termination of employment. Final Average Year’s Maximum Pensionable Earnings are defined as the three-year average of the Year’s Maximum Pensionable Earnings as determined in accordance with the Canada Pension Plan Act.

Registered defined benefit pension plans are subject to a maximum annual benefit accrual provided for by the Income Tax Act (Canada), currently $1,722 for each year of Credited Pensionable Service, with the result that benefits cannot be earned in the Registered Pension Plan on salaries above approximately $110,000 per annum.

Under the Executive Supplemental Pension Plan, Named Executive Officers of TransCanada, among others, are entitled to supplementary pension benefits. Under this plan, the annual pension benefit is equal to the amount calculated using a formula of 1.75% multiplied by the officer’s

Credited Pensionable Service under the plan multiplied by the amount by which such officer’s highest average annual pensionable earnings exceeds such officer’s highest average annual Registered Pension Plan earnings.

Under the Defined Benefit Plan and the Executive Supplemental Pension Plan, a Named Executive Officer will receive the following normal form of pension:

(a)                                  in respect of credited service prior to January 1, 1990, upon retirement, a monthly pension payable for life with 60% continuing thereafter to the participant’s designated joint annuitant; and

(b)                                 in respect of credited service on and after January 1, 1990, upon retirement, a monthly pension as described in (a) above and, for unmarried participants or married participants who have so elected and with spousal consent have waived the automatic form of pension, a monthly pension payable for life with payments to the participant’s estate guaranteed for the balance of 10 years if the participant dies within 10 years of retirement.

In lieu of the normal form of pension, optional forms of pension payment may be chosen provided that any required waivers are completed.

The following table sets out for the Named Executive Officers, the estimated annual Defined Benefit Plan benefits (based on the “joint and 60% survivor” method) payable for credited service under the Registered Pension Plan and the Executive Supplemental Pension Plan (excluding amounts payable under the Canada Pension Plan) in specified final average pensionable earnings and years of Credited Pensionable Service classifications.

Final Average Pensionable Earnings	Years of Credited Pensionable Service(1)
	10	15	20	25	30	35
$400,000	$68,000	$102,000	$136,000	$170,000	$204,000	$238,000
600,000	103,000	155,000	206,000	258,000	309,000	361,000
800,000	138,000	207,000	276,000	345,000	414,000	483,000
1,000,000	173,000	260,000	346,000	433,000	519,000	606,000
1,200,000	208,000	312,000	416,000	520,000	624,000	728,000
1,400,000	243,000	365,000	486,000	608,000	729,000	851,000
1,600,000	278,000	417,000	556,000	695,000	834,000	973,000
1,800,000	313,000	470,000	626,000	783,000	939,000	1,096,000
2,000,000	348,000	522,000	696,000	870,000	1,044,000	1,218,000

Note:

(1)                               Assuming that the Named Executive Officers above remain employed by TransCanada until age 60 and that the Registered Pension Plan and the Executive Supplemental Pension Plan remain in force substantially in their present forms, such officers will have approximately the following listed number of years of Credited Pensionable Service: H.N. Kvisle — 23 years, R.K. Girling — 24 years; R.J. Turner — 31 years, A.J. Pourbaix — 26 years and Dennis J. McConaghy — 32 years. See “Employment Contracts”. Amounts are rounded to the nearest one thousand dollars.

Employment Contracts

TransCanada has entered into an agreement with Mr. Kvisle to grant additional credited pensionable service. Upon his completion of five years of continuous service with TransCanada (the “Vesting Period”), he will be granted five years of additional credited pensionable service. Effective on each of the next five anniversaries of the Vesting Period, Mr. Kvisle will be granted one additional year of Credited Pensionable Service. All such additional service is not to exceed ten additional years of credited pensionable service and is only to be recognized on that portion of his pensionable earnings which exceeds his annual Registered Pension Plan earnings, to be recognized in the TransCanada Executive Supplemental Pension Plan.

Composition of the Human Resources Committee

TransCanada’s Human Resources Committee of the Board (the “Committee”) is composed of five directors, K.L. Hawkins (Chair), W.K. Dobson, D.P. O’Brien, W.T. Stephens, and J.D. Thompson, who are neither officers nor former officers of TransCanada or any of its subsidiaries. The Committee reports to the Board of Directors of TransCanada on all material matters considered and approved by it.

Report on Executive Compensation

The Committee reviews overall compensation policies and approves the salary and other remuneration to be awarded to executive officers of TransCanada. TransCanada has adopted a market based compensation program which is designed to be competitive in attracting and retaining employees and to appropriately reward accomplishments and results through pay for performance. The program is comprised of four components: base salary, short-term, mid-term and long-term incentive compensation. The program provides for a combination of competitive base salary and performance-based incentive programs that focus on business achievements, fulfilment of individual objectives and overall job performance. There is a particular focus on reinforcing commitment to maximize shareholder value. Business and individual performance targets are set annually. If actual performance exceeds those targets, an individual’s total direct compensation is designed to be competitive with compensation levels within other top performing companies within the comparator group.

In addition, effective January 1, 2003, officers of TransCanada will be encouraged to achieve an ownership stake in TransCanada that is significant in relation to their base salary. Officers have five years to meet these ownership guidelines, which are:

President and Chief Executive Officer	3 times Base Salary
Executive Vice-President	2 times Base Salary
Senior Vice-President	1 times Base Salary

In calculating their ownership in TransCanada, officers are entitled to include the value of shares owned, unexercised stock options and any units held under the TransCanada ESU plan.

The pay mix as between base salary and performance based incentive programs for the Named Executive Officers ranges from 23% to 28% of total direct compensation in base pay and 72% to 77% of total direct compensation in performance based incentives.

When determining the level of individual executive compensation, the Committee considers compensation data at the median of the market, which is provided by independent compensation consultants. This compensation data comprises aggregate compensation market data from other Canadian based companies (head office or subsidiary offices) of similar size and scope to TransCanada, determined by revenue, assets, market capitalization, number of employees and industry. The industry data utilized is derived from and includes oil and gas (upstream, downstream, heavy oil), pipeline, transportation and, for the power business, electric utilities. This group of companies is referred to in this report as the “comparator group”.

For 2002, TransCanada’s objectives focused on the diligent and disciplined implementation of TransCanada’s key strategies for growth and value creation. Performance against these strategies delivered strong financial results with increases in earnings and cash flow compared to 2001. Specifically:

•              Net earnings per share from continuing operations in 2002 were $1.56 compared to $1.44 in 2001;

•              Funds generated from operations in 2002 increased by 13% relative to 2001; and

•              Total shareholder return was 20.5% in 2002.

Base Salaries

Base salaries for the Named Executive Officers are considered against the compensation market data for similar roles and levels of responsibility within the comparator group. Individual salaries are based on the Named Executive Officer’s performance contribution to TransCanada, as assessed by the Committee in consultation with the President and Chief Executive Officer.

Short-Term Incentive Compensation

Annual incentive compensation is designed to link total cash (base salary and short-term incentive awards combined) compensation levels to the achievement of business and individual goals. The plan provides for annual cash awards based on individual contribution to TransCanada’s results, measured against objectives that are determined at the beginning of each year.

If individual threshold performance levels are not reached, no incentive is payable; if target performance levels are reached, the target award is payable. The plan also provides for incentive payments in excess of the target award, at the discretion of the President and Chief Executive Officer and in consultation with the Committee, if performance in a year is superior or exceptional.

Mid-Term Incentive Program

TransCanada ESU Plan

As at February 24, 2003, the Named Executive Officers participate in a mid-term incentive program, the TransCanada ESU Plan. The TransCanada ESU Plan is an integral part of TransCanada’s competitive compensation program and is performance driven in that it aligns the individual performance of TransCanada’s officers, including the Named Executive Officers, with the achievement of TransCanada’s financial objectives and shareholder interests. Under the TransCanada ESU Plan, the Named Executive Officers are eligible for an annual grant of a certain number of units as determined at the discretion of the Committee. The Committee will consider an individual’s performance, level of responsibility, number of stock options granted, including the value of TransCanada’s stock option grants in comparison to its competitors, and the degree to which each executive’s potential and contribution will be key to the success of TransCanada in determining the size of the unit award for each individual executive officer.

At the time of a grant, each ESU unit represents one TransCanada Common Share and, during the three year vesting cycle, additional units will be accumulated in respect of any dividends paid by TransCanada on the basis that such dividends were reinvested in additional units. At the end of three years, provided that the pre-determined corporate performance criteria (as discussed below) are met, the units will vest. Upon vesting, the units held will be valued based on the current share price (a weighted average closing price on the TSX during the five trading days immediately prior to the valuation date) of the TransCanada Common Shares.

At the time of a grant, the Committee will set predetermined corporate performance criteria as a target and a threshold. If at the end of the three year term the target is achieved or exceeded, 100% of the units held will vest and, if only the threshold is achieved, 50% of the units held will vest. If the threshold is not achieved, none of the units held will vest. In the event that the threshold is exceeded but the target is not achieved, the Committee will have the discretion to determine on a pro rata basis the number of units that vest. For the 2003 grant, the target and threshold are measured with respect to the absolute total shareholder return (“TSR”), the relative TSR as compared to other specified comparison companies (these include Canadian and U.S. organizations with comparable business models and a sample of the S&P/TSX 60 index companies) and budgeted funds generated from operations.

Long-Term Incentive Program

TransCanada Stock Option Plan

The current TransCanada Stock Option Plan was established in 1995 and is in place until December 31, 2004. The Named Executive Officers, as well as other key employees, are eligible to participate in the TransCanada Stock Option Plan.

The TransCanada Stock Option Plan is a component of the Named Executive Officers’ total compensation program. The TransCanada Stock Option Plan is intended to reinforce executive officer commitment to the long-term growth and profitability of TransCanada and shareholder value. The size of the annual stock option award to individual executive officers is determined by considering individual performance, level of responsibility, authority and overall importance to the current welfare of TransCanada, and the degree to which each executive officer’s long-term potential and contribution will be key to the long-term success of TransCanada. The Committee has flexibility in the determination of the size of the grant, the vesting date and expiry date for any options granted; and, when making its decisions, takes into account all relevant circumstances (including the value of TransCanada’s stock option grants in comparison with its competitors and the number of units granted under the TransCanada ESU Plan). In the case of stock options, executive officers benefit only if the market value of the stock subject to the option at the time of exercise is greater than that at the time of the award.

The TransCanada Stock Option Plan is administered by the Committee. The exercise price of options is determined by the Committee at the time options are awarded and is equal to the higher of the closing price of TransCanada Common Shares on the date of the grant and the weighted average closing price of the TransCanada Common Shares on the TSX during the five trading days immediately preceding the date of the grant. Options granted under the TransCanada Stock Option Plan up to and including the 2002 grant vest as to 25% on the date of grant and then 25% on each anniversary thereafter for a period of three years and will be eligible to be exercised until their expiry date, which is generally ten years from the date on which they were granted. Options granted under the TransCanada Stock Option Plan in 2003 will vest as to 33 1/3% on each anniversary of the date of grant for a period of three years. Such options will be eligible to be exercised until their expiry, which will generally be seven years from the date on which they were granted.

The total number of TransCanada Common Shares originally reserved for issuance under the TransCanada Stock Option Plan was 25,000,000. As at December 31, 2002, approximately 12,892,000 TransCanada Common Shares were issuable under outstanding options under the TransCanada Stock Option Plan. As at February 25, 2003, approximately 13,551,530 TransCanada Common Shares were issuable under the plan. Exercise prices for unexercised, issued options range from $10.03 to $24.61, with expiry periods ranging from February 26, 2003 to February 25, 2012.

TransCanada Performance Unit Plan

In 1995, TransCanada established the TransCanada Performance Unit Plan which is administered by the Committee. The Named Executive Officers, as well as other key employees, participate in the plan. In July 2002, the Committee amended the plan to provide that no further units would be granted under the plan. Accruals on outstanding performance units, however, will continue in accordance with the plan.

Under the TransCanada Performance Unit Plan, a unit accrues annually a cash amount which is no greater than the dividends paid on a TransCanada common share for the preceding financial year if TransCanada’s total shareholder return is equal to or greater than that of the peer group index for such financial year. If TransCanada’s total shareholder return is less than that of the peer group index for such year, the Committee may award a lesser amount.

A performance unit may be redeemed for the dollar value accrued on the unit beginning on the third anniversary of the award date, the vesting date, and is deemed to be automatically redeemed on the tenth anniversary of the award date. However, at the time of exercise the market price of a TransCanada Common Share plus the amount accrued on the unit must be equal to or greater than the market price of a TransCanada Common Share on the award date of the unit, and the TransCanada Stock Option awarded on the same date as the unit must have been previously exercised provided such exercise was not prior to the unit’s vesting date.

As at December 31, 2002, 9,910,748 units under the TransCanada Performance Unit Plan were outstanding. As at February 25, 2003, 9,576,899 units under the TransCanada Performance Unit Plan were outstanding.

TransCanada Employee Stock Savings Plan

Named Executive Officers participate in the TransCanada Employee Stock Savings Plan on the same basis as all other TransCanada employees. Each employee may direct a payroll deduction toward the purchase of TransCanada Common Shares. TransCanada matches the employee-directed purchase in an amount equal to 25% of the employee amount to a maximum additional TransCanada contribution of 1% of the employee’s base salary. The shares purchased and the dividends paid on those shares are allocated to the employee account and vest immediately.

Compensation of the President and Chief Executive Officer

Mr. Kvisle’s compensation is established with reference to the comparator group. The Committee makes recommendations to the Board regarding Mr. Kvisle’s compensation on the same performance-related basis as for the other executive officers. Mr. Kvisle’s compensation is comprised of base salary, incentive compensation and participation in the TransCanada ESU Plan, TransCanada Stock Option Plan, TransCanada Performance Unit Plan and TransCanada Employee Stock Savings Plan.

The President and Chief Executive Officer’s personal objectives are focused on earnings growth and long-term total shareholder return achieved through execution of TransCanada’s key strategies and corporate objectives. In 2002, Mr. Kvisle provided strategic leadership in the implementation of TransCanada’s key initiatives. He guided TransCanada’s participation in the development of plans to build pipelines to northern frontier producing areas and he was instrumental in creating the conditions for the evolution of the business model for the regulated pipeline business. In addition, Mr. Kvisle played a significant part in realizing growth opportunities in TransCanada’s power business and has led TransCanada towards continuous improvement and cost efficiencies.

The Board is of the view that Mr. Kvisle’s contribution to TransCanada’s achievements in 2002 were substantial, resulting in his compensation being in excess of the median of the comparator group.

Submitted by the Human Resources Committee of the Board:

K.L. Hawkins (Chair)	W.T. Stephens
W.K. Dobson	J.D. Thompson
D.P. O’Brien

DIRECTOR’S COMPENSATION

NOVA Gas Transmission’s Board of Directors is composed entirely of individuals who are full time employees or officers of TransCanada or the Corporation and as such do not receive any compensation in respect of their service as directors of the Corporation.

AUDITOR

KPMG, LLP has been appointed as auditor for NOVA Gas Transmission and has served as auditor for the Corporation since its appointment October 29, 1998.  KPMG, LLP is the auditor for TransCanada and its subsidiaries.

MANAGEMENT CONTRACTS

The management functions of NOVA Gas Transmission are substantially performed by the directors and senior officers of the Corporation.

Dated this 24th day of April, 2003

On behalf of the Board of Directors

/s/ Rhondda E.S. Grant
Rhondda E.S. Grant
Vice-President and Corporate Secretary